Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-228029 on Form S-1 of our reports dated February 28, 2019, (which reports express an unqualified opinion on the financial statements and includes an explanatory paragraph referring to fresh-start reporting and express an unqualified opinion on the effectiveness of internal control over financial reporting), relating to the financial statements of and the effectiveness of Tidewater Inc. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Tidewater Inc. for the year ended December 31, 2018, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Houston, TX

March 4, 2019